FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the period ended July 28, 2005

Vannessa Ventures Ltd.

Suite 220, 1010 1st Street SW

Calgary, Alberta, Canada T2R 1K4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X          Form 40-F    __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     __                    No   X

FORM 6-K

EXHIBIT INDEX

EXHIBIT

1.      Audited Consolidated Financial Statements, March 31, 2005

2.      Management Discussion and Analysis, March 31, 2005

3.      Certification of Annual Filings, CEO

4.      Certification of Annual Filings, CFO

VANNESSA VENTURES LTD.

ISSUER ADDRESS

#220 – 1010 - 1ST STREET, SW

CITY/

PROVINCE

POSTAL CODE

ISSUER FAX NO.

ISSUER TELEPHONE NO.

CALGARY

AB

T2R 1K4

403.444.5190

403.444.5191

CONTACT PERSON

CONTACT'S POSITION

CONTACT TELEPHONE NO.

JOHN R. MORGAN

PRESIDENT

403.444.5191

CONTACT EMAIL ADDRESS

WEB SITE ADDRESS

info@vannessa.com

www.vannessaventures.com

VANNESSA VENTURES LTD.

Consolidated Financial Statements Years Ended March 31, 2005 and 2004 (In Canadian Dollars)

AUDITORS’ REPORT

To the Shareholders of
Vannessa Ventures Ltd

We have audited the consolidated balance sheets of Vannessa Ventures Ltd as at March 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly in all material respects the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada July 14, 2005, except for note 10(d)	/s/ Ernst & Young LLP Chartered Accountants

which is as of July 22, 2005

VANNESSA VENTURES LTD. Consolidated Balance Sheets March 31, 2005 and 2004 (In Canadian Dollars)

	2005	2004
	- $ -	- $ -
A S S E T S

Current
Cash	1,062,716	232,479
Short term investment	-	4,344,575
Amounts receivable	179,779	70,808
Prepaid expenses	52,755	43,908

	1,295,250	4,691,770

Capital assets (Note 4)	553,362	580,536

Mineral interests (Note 5)	6,533,625	5,821,061

	8,382,237	11,093,367

L I A B I L I T I E S

Current
Accounts payables and accrued liabilities	888,816	992,926

S H A R E H O L D E R S’ E Q U I T Y

Share capital (Note 6)	43,100,845	41,053,245

Contributed surplus (Note 8)	2,082,113	1,394,060

Deficit	(37,689,537)	(32,346,864)

	7,493,421	10,100,441

	8,382,237	11,093,367
Nature of Operations (Note 1)
Commitments (Note13)
Contingencies (Note 14)
Subsequent Events (Note 10)

On behalf of the Board
“John Morgan” (Director)
“George Chapel” (Director)

- See Accompanying Notes -

VANNESSA VENTURES LTD. Consolidated Statements of Operations and Deficit Years Ended March 31, 2005 and 2004 (In Canadian Dollars)

	2005	2004
	- $ -	- $ -
Expenses
Amortization	40,648	24,570
Automotive	112	9,776
Bank charges and interest	13,221	9,568
Consulting (Note 7)	389,580	415,935
Insurance	10,750	23,318
Investor relations	90,299	61,336
Management fees (Note 7)	-	113,640
Office and miscellaneous	72,992	44,447
Office wages and services	470,542	225,522
Professional fees	414,243	212,495
Rent	80,417	100,208
Telephone	25,448	40,404
Transfer agent and filing fees	26,298	38,483
Travel and accommodation	80,310	92,653
	(1,714,860)	(1,412,355)
Other items
Impairment of mineral interests	(2,824,335)	(4,160,561)
Loss on disposal of mineral interests (Note 3)	(220,901)	-
Stock-based compensation (Note 8)	(624,736)	(454,671)
Gain on disposal of capital assets (Note 5(d))	-	392,515
Interest income	42,159	54,030
	(3,627,813)	(4,168,687)
Net loss	(5,342,673)	(5,581,042)

Deficit – beginning of year	(32,346,864)	(26,765,822)

Deficit – end of year	(37,689,537)	(32,346,864)
Net loss per share – basic and diluted	(0.07)	(0.09)
Weighted average shares outstanding – basic and diluted	76,875,180	60,431,353

- See Accompanying Notes -

VANNESSA VENTURES LTD. Consolidated Statements of Cash Flows Years Ended March 31, 2005 and 2004 (In Canadian Dollars)

	2005	2004
	- $ -	- $ -
Operating activities	(5,342,673)	(5,581,042)
Net loss
Items not involving cash
Amortization	40,648	24,570
Gain on disposal of capital asset	-	(392,515)
Stock-based compensation	624,736	454,671
Loss on disposal of mineral interests	220,901	-
Impairment of mineral interests	2,824,335	4,160,561
	(1,632,053)	(1,333,755)
Changes in non-cash working capital items
Amounts receivable	(108,913)	(23,499)
Prepaid expenses	(8,847)	14,218
Accounts payable	(102,119)	(134,255)
Cash used in operating activities	(1,851,932)	(1,477,291)
Investing activities
Sale (purchase) of short term investments	4,344,575	(4,344,575)
Purchase of capital assets	(88,748)	(77,988)
Proceeds on disposal of mineral interests (Note 3)	107,820	-
Proceeds on disposal of capital assets	-	392,515
Mineral interest expenditures (net of recoveries)	(3,729,078)	(3,115,319)
Cash provided by (used in) investing activities	634,569	(7,145,367)
Financing activities
Shares issued for cash	2,047,600	8,283,500
Cash provided by financing activities	2,047,600	8,283,500
Increase (decrease) in cash	830,237	(339,158)

Cash – beginning of year	232,479	571,637

Cash – end of year	1,062,716	232,479

- See Accompanying Notes -

VANNESSA VENTURES LTD. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2005 and 2004 (In Canadian Dollars)

1.	NATURE OF OPERATIONS

The Company is a development stage enterprise, as defined by CICA accounting guideline AcG 11, “Enterprises in the Development Stage”, and is engaged in the acquisition and exploration of mineral interests.

Funding for operations is raised primarily through public and private share offerings.  Future operations are dependent on the Company's ability to raise sufficient funding through share offerings, debt, or profitable operations to support current and future expenditures.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries.

All inter-company transactions and balances have been eliminated upon consolidation.

(b)	Amortization

Capital assets are recorded at cost. Amortization of assets in use is provided at the following annual rates:

Computer equipment	30%	Declining balance
Computer software	100%	Straight line
Exploration and processing equipment	20%	Declining balance
Office furniture and equipment	20%	Declining balance
Vehicles	30%	Declining balance

Capital assets are amortized at one-half the rates in the year of acquisition.

Capital assets used in exploration activities, where substantially all the economic life or value of the asset is expected to be derived from a specific project, are accounted for as dedicated capital assets and included as a separate category within the costs allocated to the related exploration stage mineral interests.  Amortization for these assets is provided over the estimated life based on utilization and is charged to exploration costs of the related project.

Capital assets in use but not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet and amortized as provided above (Note 4).

Capital assets not in use and not specifically dedicated to exploration stage mineral projects are included in capital assets in the balance sheet (Note 4).

The carrying value of all categories of capital assets are reviewed for impairment at least annually or whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  An impairment charge would be recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount.  An impairment charge would represent the excess of the carrying amount over the fair value of an asset. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

(c)	Foreign exchange

The accounts of subsidiaries are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year end exchange rates.  Non-monetary assets and liabilities are translated using historical rates of exchange.  Revenues and expenses are translated at average rates for the period and exchange gains and losses on translation are included in income.

Transactions denominated in foreign currencies are translated into Canadian dollars at the exchange rate prevailing at transaction dates.

(d)	Mineral interests

The Company is in the process of exploring mineral interests in several countries through wholly-owned and controlled subsidiaries.  None of the Company's mineral interests have reached commercial production.  Titles to mineral interests include options, leases, concessions, participating interests and direct title as detailed in Note 5.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or where management has determined impairment in value.

All mineral interests which are being maintained, with the exceptions of the Maple Creek, Potaro and Marudi concessions in Guyana (Note 5), are currently under extended legal, political, environmental or permitting restrictions.  Accordingly, for the current and future years, management has determined until such time as current impediments to future development are resolved, all exploration and other costs incurred to maintain such interests will be considered impaired and charged as impairment charges in the period incurred.

For mineral interests not affected by restrictions referred to above, where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluates each mineral interest on a reporting period basis and makes a determination based on the above criteria and availability of funding as to whether the carrying amounts are impaired. Mineral interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Cost recoveries during exploration

Joint Venture Participation and Accounting

From time to time the Company enters into agreements that provide for specified percentage interests in mineral property rights to be allocated to joint venture participants in exchange for funding or joint funding of exploration programs.

Where agreements specify the Company as the operator, and controlling interest of the exploration program of the venture, such arrangements are considered to be participation funding and not considered to be joint ventures.

Joint venture accounting is applied by the Company only when commercial feasibility is established and the parties enter into formal comprehensive agreements for ownership and mining participation terms.  Accordingly, the Company records funding contributions prior to such agreements as reductions of carrying costs and no gain or loss on disposition of a partial interest is recorded.

Partial Dispositions

Proceeds from partial dispositions of mineral interests during the exploration stage are credited as a reduction of carrying costs.  No gain or loss is realized until all carrying costs of the specific interest have been recovered.

Bulk Sampling Recoveries

The Company records the selling or market value from the sale or retention of bulk sampling recoveries as reductions of carrying costs until commercial production is established.

Bulk sampling inventories incidental to the overall program and that are held for verification and assessment purposes are capitalized as exploration mineral interests and are not classified as current inventory.

Capital assets dedicated to specific mineral interests are capitalized to the interests to which they relate.

Carrying values of mineral interests as reported in the balance sheet may not necessarily reflect actual present or future value.  Recovery of carrying values is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine on the units of production method.

(e)	Administrative costs

Administrative costs not directly associated with mineral properties are recognized as period costs and are expensed in the period incurred.
(f)	Loss per share

The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the reporting periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of warrants and stock options have been excluded as they are ant-dilutive.

(g)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and allocation of cost to specific mineral interests. Financial results as determined by actual events could differ from those estimates.

The carrying value of mineral property interests is based on costs incurred and management’s estimate of net recoverable value.  Estimates may not necessarily reflect actual recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to achieve commercial production.

(h)	Risk management

The Company does not use derivative instruments to reduce its exposure to credit, foreign currency, interest rate or cash flow risks.

The Company maintains the majority of its cash and short-term investments in Canadian and U.S. dollar denominated securities with well capitalized financial institutions. Other financial instruments include accounts receivable and accounts payable. There are no significant differences between the carrying amounts of these instruments and their estimated fair value.

(i)	Future income taxes

The liability method of tax allocations is used in accounting for income taxes.  Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows.  Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions.  In the case of unused tax losses, foreign resource expenditure pools, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

Net future tax assets are subject to valuation allowances when it is more likely than not they will be realized in the future

(j)	Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants and records the fair value of all awards as a credit to contributed surplus. The Company is allocating the fair value of all stock based compensation as a direct charge to income in its financial statements for administrative personnel and to mineral interests for field personnel.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

(k)	Allowance for doubtful amounts receivable

In a prior year, the Company established an allowance for doubtful accounts of $83,888 (2004 – $83,888) related to receivables of a Venezuelan subsidiary (Minca, see Note 5). The allowance was established on a specific account basis and is still in place.

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(l)	Financial instruments

	Financial instruments include cash and short term investments, accounts receivable, and accounts payable. Carrying value of all instruments approximates fair value due to their short term nature.

(m)	Cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.  Cash equivalents are recorded at the lower of cost plus accrued interest and market.

(n)	Short-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments.  Short-term investments are recorded at the lower of cost plus accrued interest and market.

3.	DISPOSAL OF MINERAL INTERESTS

(a)

During the year ended March 31, 2005, the Company disposed of its mineral interests in the La Fe/Yuruan/Kilometre 88 region located in Venezuela due to negative political environment following the initiation of International Arbitration against the Venezuelan Government regarding the Company’s Las Cristinas property.  (Note 5(d)(i))

	The loss on disposal of these concessions is as follows:

		$
	Acquisition costs	902,251
	Accumulated exploration expenditures	2,540,233
	Accumulated impairment charges	(3,113,762)
	Net book value	328,721
	Cash proceeds of disposition	(107,820)
	Loss on disposition	220,901

(b)

The concessions located in the Kilometre 88 region were returned to Boralis Holdings A.V.V. for nil proceeds and consideration to pay the Company 80% of all future net benefits realized from these concessions. No value has been attributed to future consideration. (Note 7)

The disposition of these concessions will relieve the Company from costs associated with maintaining and continuing the development process required in order to hold concessions in Venezuela.  (Note 5 (d)(i))

4.	CAPITAL ASSETS

Assets in use:	2005 - $ -			2004 - $ -
	Cost	Accumulated Amortization	NBV	NBV
Computer equipment	88,976	52,590	36,386	38,474
Computer software	52,253	52,253	-	-
Office furniture and equipment	228,171	150,873	77,298	83,095
Exploration equipment	814,044	630,533	183,511	201,103
Vehicles	314,623	240,798	73,825	75,522
	1,498,067	1,127,047	371,020	398,194
Assets not in use:
Exploration equipment	182,342	-	182,342	182,342
	1,680,409	1,127,047	553,362	580,536

Amortization of exploration equipment not in use has not been recorded in the current or prior year. Assets not in use are being held for future use or resale. Management has reviewed these assets for impairment and has concluded, based on estimates of future cash flows from sale or use, the net recoverable value of capital assets not in use exceeds their carrying value.

5.	MINERAL INTERESTS

A summary of changes in carrying values of the Company’s mineral interests by areas of interest is as follows:

	2005 - $ -	Current expenditures	2004 - $ -
BRAZIL
Acquisition costs	1	-	1
Exploration costs	60,603	3,629	56,974
Impairment charges	(60,603)	(3,629)	(56,974)
	1	-	1
COSTA RICA
Acquisition costs	2,669,504	269,932	2,399,572
Exploration costs	4,453,540	991,868	3,461,672
Impairment charges	(2,621,737)	(991,868)	(1,629,869)
	4,501,307	269,932	4,231,375

GUYANA

Maple Creek Concessions
Exploration costs (net of recoveries)	4,480,899	1,193,377	3,287,522
Impairment charges	(3,435,451)	(1,193,377)	(2,242,074)
Dedicated capital assets	1,915,797	(434,390)	2,350,187
Diamond inventory from bulk sampling	65,481	56,361	9,120
	3,026,726	(378,029)	3,404,755
Less contribution from joint venturer	(2,999,304)	-	(2,999,304)
	27,422	(378,029)	405,451

Potaro concessions
Acquisition costs	54,378	-	54,378
Exploration costs (net of recoveries)	3,291,144	53,701	3,237,443
Diamond inventory from bulk sampling	41,170	-	41,170
Impairment charges	(3,286,692)	(53,701)	(3,232,991)
	100,000	-	100,000

Marudi Mountain
Acquisition costs	144,000	-	144,000
Exploration costs	1,659,979	820,662	839,317
	1,803,979	820,662	983,317

Paint Mountain (South Guyana)
Acquisition costs	218,557	-	218,557
Exploration costs	448,246	-	448,246
Impairment charges	(576,042)	-	(576,042)
	90,761	-	90,761
	2,022,162	442,633	1,579,529

VENEZUELA

La Fe / Yuruan / Kilometre 88
Acquisition costs	-	(902,251)	902,251
Exploration costs	-	(2,211,512)	2,211,512
Impairment charges	-	(3,113,762)	(3,113,762)
	-	(1)	1

Las Cristinas
Acquisition costs	122,635	-	122,635
Carrying costs	4,499,235	581,760	3,917,475
Impairment charges	(4,611,715)	(581,760)	(4,029,955)
	10,155	-	10,155
	10,155	(1)	10,156

	6,533,625	712,564	5,821,061

(a) Brazil

In October 1996, the Company entered into an agreement for the acquisition of up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima, Brazil.

The Brazilian government lifted certain mining restrictions and state government institutions are continuing the process of changing their laws to accommodate mining activity.  The Company, together with the vendor, will endeavor to secure necessary mining and development permits.  Once permits are secured, the Company will enter into a formal agreement with the Vendor to earn up to an 85% interest in 15 concessions located in the Sierra Parima region of the State of Roraima.

Due to continuing uncertainties over the process of changing laws to accommodate future mining in the region, management has recorded impairment charges sufficient to reduce the carrying value of its interest to a nominal amount.

As at the year end, the region remains closed to mining.  The Company intends to pursue the interests in the region and monitor the legal process.

(b) Costa Rica

In May 2000, the Company signed an agreement to acquire a 100% interest in 10 mining concessions known as the Crucitas Gold Project located in northern Costa Rica.

Acquisition costs are comprised of the following:
- $ -
Cash payment	25,000
Issuance of 250,000 common shares	287,500
Assumption of trade payables	619,976
Staged payments totaling $1,000,000 US	1,487,932
Interest on staged payments	133,470
Finder’s fee of 80,000 common shares	92,000
Acquisition fees and other costs	23,626
2,669,504

The Company has explored the property to a stage where full production is intended and is awaiting receipt of an environmental permit.  On June 7, 2002, the Government of Costa Rica announced a proposed decree for a national moratorium on open pit mining. The decree was enacted and states that any rights legally acquired prior to the proposed decree will be respected.  The Company holds exploitation rights with approvals prior to the decree.  In October 2002, the Supreme Court of Costa Rica confirmed Vannessa’s Crucitas project is exempt from the legislation prohibiting open pit mining.  In October of 2003 the environmental protection ministry in Costa Rica, or SETENA, ruled that the process to obtain an environmental permit for Crucitas could recommence.  The Company and its consultants advanced the process during the year and a public meeting was held on July 31, 2004 in the village of Copavega near the proposed mining site.  The SETENA is in the process or reviewing the application.

In December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Minister of the Environment, or SETENA, and the President of the Republic, ruled that the Resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica.  The ruling also indicated that the Environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica.  The ruling did not take into consideration that the Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits.  In 2002 the laws changed and the developer now requires environmental approval prior to receiving an Exploitation Permit.  Since changes in the law are not retroactive, the Company believes the status of its Exploitation Permit should not be impacted.

At March 31, 2005, the Technical Review Committee of the Ministry of Environment had not approved the Environmental Assessment Study for the project.  The receipt of the Environmental Permit is not assured. Should the permit not be received the reported carrying value may not reflect actual value.

The Company has notified the Canadian Government and Costa Rican Government it will maintain its option to pursue the Arbitration Process under the Financial Investment Protection Agreement (FIPA) signed between the two countries. (Note 10(d))

After reviewing the Company’s interest in the project, management is continuing to record an impairment charge for current expenditures incurred during the year even though there has been an advancement of the approval process.

(c) Guyana

(i) Maple Creek Concessions

Dedicated capital assets in the Maple Creek concessions consist of the following:

	2005 - $ -			2004 - $ -
	Cost	Amortization	Net	Net

Exploration equipment	1,851,683	709,282	1,142,401	1,393,534
Processing plant	1,043,544	336,052	707,492	902,015
Vehicles	136,920	71,016	65,904	54,638
	3,032,147	1,116,350	1,915,797	2,350,187

The Company entered into a joint venture agreement in February, 2000 (amended March, 2000) to develop and mine two of the Company’s properties located in the Potaro Mining District #2 through an operating company, Vanarde Mining Inc. (“Vanarde”).  The Company agreed to assign 100% of the mining rights of the two properties to Vanarde in return for 60% of the outstanding shares of Vanarde.

Pursuant to this agreement, advances totaling $2,999,304 have been received from the joint venture participant, net of finders’ fees.  This advance was designated to acquire specific capital assets and to undertake exploration programs.  Accordingly, for accounting purposes, capital assets acquired for the joint venture exploration programs have been allocated to the exploration costs for the concessions and advances have been recorded as a recovery of exploration expenditures.

No gain has been recognized by the Company on effective transfer to its joint venture participant of 40% of the mining rights as the Company can only recover its investment through future mining profits or proceeds from disposition.

The Maple Creek concessions are alluvial diamond concessions which are contiguous to the Potaro concessions.  In prior years, the Company initiated a program under the joint venture to do bulk sampling and determine a mining plan.  Until the bulk sampling indicates economic values, the Company is recording an impairment charge relating to current expenditures equal to costs incurred during the year.

Upon commencement of commercial production the accumulated acquisition and exploration costs will be amortized based on production and profit distribution. (Note 10(c))

(ii) Potaro Concessions

The Company entered into several agreements in prior years to acquire a 100% interest, subject to royalties, in mineral permits and concessions located in the Potaro Mining District #2.

Consideration for the acquisition of these permits and concessions was as follows:

- $ -
Cash payment $29,000 US	42,828
Finder’s fee of 15,000 common shares	11,550
54,378

After a review of plans and operations in this area, management is continuing to record impairment charges to reduce the carrying value to estimated recoverable value.

(iii) Marudi Mountain

In December 1998, the Company signed a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in southern Guyana.  This letter agreement has been replaced by a purchase and royalty agreement with the vendor in July 2003.

Consideration for the acquisition was as follows:

- $ -
350,000 common shares	140,000
Finder’s fee of 10,000 common shares	4,000
144,000

In addition, the Company is committed to keeping the interest in good standing, assumption of the net profit participation obligation when the interest goes into production, and the payment of $10.00 U.S. per ounce of gold production. See also Note 13(c).

In March 2002, the Company entered into a joint venture agreement to develop and mine the Marudi Mountain saprolite mineral interest through a proposed new company (“Newco”) to be registered.

The agreement was cancelled during the year ended March 31, 2004 by mutual consent and the initial payment previously received in the amount of $114,480 was refunded.

On September 1, 2004 the Company received an Environmental Permit from the Guyanese Environmental Protection Agency giving environmental approval for mining in the Marudi area subject to certain conditions.

(iv) Paint Mountain

In July 2003, the Company, through a wholly owned subsidiary, Vannessa (Guyana) Inc., was granted by the Government of Guyana the exclusive right to occupy and conduct geological and geophysical surveys for all minerals in an area in southern Guyana. As a result of the survey, the Company applied for and was granted one prospecting license known as Paint Mountain.  In September of 2004 the Company was granted a Prospecting License by the Guyana Geology and Mines Commission granting the Company exclusive rights to occupy and explore approximately 32.92 square kilometers of territory adjacent to the Marudi property.  Exploration plans in this regard are being evaluated by management for future implementation.

(d) Venezuela

(i) La Fe / Yuruan / Kilometre 88.

Disposal

Various agreements signed between 1994 and 1999 gave the Company certain mining rights and ownership of certain concessions within Bolivar State. During the year, management disposed of these concessions for proceeds of $107,820. (Note 3(a))

(ii) Las Cristinas

Acquisition

By agreements dated July 13, 2001, as amended, the Company acquired through a newly incorporated subsidiary, Vannessa Holdings Corp. (“Vannessa Barbados”), all of the issued and outstanding shares of Vannessa de Venezuela C.A. (“VV”) (formerly Placer Dome de Venezuela C.A.), a Venezuelan holding company owned by Placer Dome Inc.  VV owns 95% of the shares of Minera Las Cristinas C.A. (“Minca”).

The remaining 5% of Minca shares are owned by Corporacion Venezolana de Guayana (“CVG”), a state-owned holding company responsible for certain mining concessions in Bolivar State, Venezuela.  CVG holds rights to increase its interest in Minca by an additional 25%.

Under the agreement, Vannessa (Barbados) has granted Placer Dome a participation in future revenues derived from sales of gold and copper ranging between 1% and 5% depending on the price of gold and equity percentage held by Vannessa.

The agreement also provides Placer Dome certain irrevocable option rights to repurchase the shares of VV in the event of acts of default, or lack of financial capacity.  Vannessa has granted a security mortgage to Placer Dome over the shares of VV in support of the participation and repurchase rights.

The agreement further provides Placer Dome with rights of first refusal and a share purchase option allowing Placer Dome to repurchase the shares of VV by paying Vannessa the greater of fair market value of post-acquisition, tangible capital property subject to independent determination and the book value of all post-acquisition costs incurred by Vannessa directly or indirectly, plus 10%.

Consideration under the agreement for the purchase of VV was $50 U.S. including certain back in rights to Placer Dome (see above) as well as an additional $50 U.S. for the purchase of certain debt obligations between Minca and Placer Dome.

At the time of acquisition, Minca held certain rights to mineral concessions known as Las Cristinas 4, 5, 6 and 7 in the Kilometre 88 area in the State of Bolivar.

Since 1992, Placer Dome Inc., through its subsidiaries had funded Minca to conduct extensive exploration and development programs at a cost of approximately of $170-million U.S. to identify gold reserves of 11.5-million ounces, develop mining feasibility studies and development programs for the concessions. Vannessa continues to fund ongoing expenditures relating to its interest in Las Cristinas (see Carrying Costs below).

Title Dispute and Legal Proceedings

Since August 2001, the Venezuelan government and CVG board members have refused to recognize Vannessa’s status in Minca and have not attended meetings or acted on corporate matters.

In November 2001, the Venezuelan government and  CVG cancelled the mining rights held by Minca and took possession of the properties. On April 29, 2002, President Chavez issued a Presidential Decree reserving Las Cristinas for direct exploitation by the Government of Venezuela.  A number of legal applications, proceedings and jurisdictional disputes have arisen between Vannessa, CVG and government authorities over the concessions.

International Arbitration

On July 9, 2004 Vannessa commenced a process of international arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C.  Accordingly, as part of the requirements for entering into the process of International Arbitration, the Court proceedings relating directly to the dispute between the Venezuelan government, CVG and Vannessa in Venezuela have been waived.

Vannessa and its Venezuelan subsidiaries are claiming:

•

CVG and other government authorities had no basis contractually or in law to cancel Minca’s rights to the concessions without an independent arbitration process.

•

Certain decrees, court applications and government decisions to extinguish Minca’s rights, or grant possible rights to another company, are either inappropriate, contrary to agreements and rights granted to Minca, or without legal status.

•

It has, or should have continuing rights to all concessions or be compensated for all expenditures incurred to date plus interest as well as lost profits.

Any awards arising from the claim will be shared with other shareholders or royalty holders of MINCA or Vannessa de Venezuela according to contractual rights.

On July 8, 2004 the Company filed a Request for International Arbitration alleging   that Venezuela was in breach of the Bilateral Investment Treaty in place between Venezuela and Canada.  On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property (Note 14).

Carrying Costs

During the year, carrying costs relating to Minca’s mineral interests comprised the following:

	2005 - $ -	2004 - $ -

Administrative salaries	72,160	179,385
Community relations	39,053	68,871
General administration	138,586	82,382
Professional and legal costs	259,226	250,482
Rent, utilities and taxes	52,837	27,557
Travel	19,898	46,756
	581,760	655,433

Due to the Company’s ongoing disputes outlined above, management is continuing to record impairment charges equal to the carrying costs incurred for its Las Cristinas interest.

Disposal of Capital Asset

In the prior year, the Company disposed of a capital asset located in the United States acquired as part of the Placer Dome de Venezuela C.A. acquisition for proceeds of $392,515.  The asset had been idle, had not been used in operations and had no value assigned to it on the acquisition of Placer Dome de Venezuela C.A. Accordingly, a gain of $392,515 was recorded in income during the year ended March 31, 2004.

6.	SHARE CAPITAL

The Company’s authorized and issued share capital is as follows:

	2005		2004
	# shares	- $ -	# shares	- $ -

Authorized
250,000,000 common shares without par value

Issued
Balance – beginning of year	75,051,353	41,053,245	54,501,353	32,749,745
Private placement (a)	4,805,500	1,537,760	4,300,000	1,505,000
Options exercised (b)	170,000	47,600	200,000	56,000
Private placement (c)	-	-	13,500,000	5,400,000
Private placement (d)	1,444,500	462,240	2,500,000	1,350,000
Mineral properties (e)	-	-	50,000	20,000
Finder’s fee (d)	-	-	-	(27,500)

Balance – end of year	81,471,353	43,100,845	75,051,353	41,053,245

During the year ended March 31, 2005 transactions relating to share capital were as follows:

(a)

Pursuant to a non-brokered private placement, 4,805,000 (2004 – 4,300,000) units were issued at a price of $0.32 (2004 - $0.35) per unit.   Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.40) per share until December 22, 2006 (2004 – June 4, 2005 (Note 10(a)).

(b) Stock options totaling 170,000 (2004 – 200,000) were exercised at a price of $0.28 (2004 - $0.28) per share.

(c)

Pursuant to a non-brokered private placement in 2004, 13,500,000 units were issued at a price of $0.40 per unit.  Each unit consists of one common share and three quarters of one warrant entitling the holder to purchase one additional share at a price of $0.45 per share until October 15, 2005.

(d)

Pursuant to a non-brokered private placement, 1,444,500 (2004 – 2,250,000) units were issued at a price of $0.32 (2004 - $0.60) per unit.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional share at a price of $0.40 (2004 - $0.66) per share until January 7, 2007 (2004 – February 17, 2006).  A finder’s fee of nil (2004 - $27,500) was paid pursuant to this financing.

(e)

In fiscal 2004 and pursuant to a letter agreement to acquire 100% of the exploration license to the Marudi Mountain Gold Project in Guyana, a final payment of 50,000 common shares were issued to the vendor at the price established at the date of the agreement of $0.40 per share (Note 5 (c)).

The Company entered into transactions relating to stock options as follows:

	Options	Weighted Average Exercise Price - $ -	Weighted Average Remaining Life
Balance – March 31, 2003	2,025,000	0.94	4.07

Granted	1,875,000	0.28

Exercised	(200,000)	0.28

Expired	(200,000)	(0.85)

Balance – March 31, 2004	3,500,000	0.64	3.57

Granted	1,630,000	0.28

Exercised	(170,000)	0.28

Expired	(210,000)	(0.85)

Balance – March 31, 2005	4,750,000	0.64	3.29

	As at the March 31, 2005, the Company had share purchase options outstanding to directors and employees as follows:
4
	Options outstanding	Exercise Price per share	Expiry Date
	110,000	$0.96	May 17, 2005
	165,000	$0.95	July 4, 2006
	1,400,000	$0.95	July 4, 2007
	1,270,000	$0.28	August 25, 2008
	175,000	$0.64	March 11, 2009
	1,630,000	$0.45	September 2, 2009
	4,750,000

	The Company entered into transactions relating to share purchase warrants as follows:

	Warrants outstanding	Exercise price	Expiry date	Weighted average remaining life
Balance – March 31, 2003	6,780,000
	4,300,000	$0.40	June 4, 2005	0.03
	10,125,000	$0.45	October 16/05	0.19
	2,500,000	$0.66	February 18/06	0.08
Balance – March 31, 2004	23,705,000			1.21
	4,805,500	$0.40	December 22/06	0.28
	1,444,500	$0.40	January 7, 2007	0.09
	(300,000)	$2.00	May 22, 2004
Balance – March 31, 2005	29,655,000			0.78

	Regulatory approval was obtained for the extension of the expiry dates relating to the following share purchase warrants:

	(a) 2,000,000 warrants with an expiry date of December 17, 2004 have been extended to December 17, 2005; the exercise price is $0.50 per share.
	(b) 780,000 warrants with an expiry date of February 18, 2005 have been extended to February 18, 2006; the exercise price is $1.15 per share.
	As at March 31, 2005, there were no escrow shares outstanding or voluntary pooling arrangements.

7.	RELATED PARTY TRANSACTIONS

Accounts payable includes an amount due of $nil (2004 - $8,300) to a company controlled by a Director.

During the year, the Company incurred expenditures for consulting services from two companies controlled by two Directors.  The expenditures were allocated as follows:

		2005 - $ -	2004 - $ -
	Charged to head office administration	60,000	140,016
	Charged to mineral interests	89,280	191,697
		149,280	331,713

	Both agreements are on a month-to-month basis and will remain in force from year to year until such time as notice of termination is given by either party.

	Stock-based compensation related to options awarded to directors of the Company totaled $506,543 (2004 - $387,104)

Effective November, 2004, the Company returned properties in the Kilometer 88 area in Venezuela to Boralis Holdings A.V.V., a company in which a Director has an interest.  Consideration for this transaction is an agreement for Boralis to pay the Company 80% of all net benefits realized from these properties (Note 3).

	Related party transactions have been recorded at their exchange amount.

8.	CONTRIBUTED SURPLUS AND STOCK-BASED COMPENSATION

During the year, the Company granted 1,630,000 (2004 – 1,875,000) stock options to directors and employees.  Using the Black-Scholes fair value based option pricing method, stock options granted have been valued at $0.42 (2004 - $0.28) per option for a total value of $688,053 (2004 - $527,869) of which $624,736 (2004 - $454,671) was charged to operations and $63,317 (2004 - $73,197) was allocated to mineral interests.

8.	CONTRIBUTED SURPLUS AND STOCK-BASED COMPENSATION (Continued)

	Assumptions used in this model were as follows:

			2005	2004
	Risk free interest rate		2.63%	3.89%

	Dividend yield		-	-

	Volatility factor		121%	91%

	Expected option life		5 years	5 years

	The continuity of contributed surplus is as follows:
			2005	2004

	Balance – beginning of year		$1,394,060	$866,192
	Value of stock-based compensation granted		688,053	527,868
	Balance – end of year		$2,082,113	$1,394,060

9.	SUPPLEMENTAL CASH FLOW INFORMATION

	During the year ended March 31, 2005, the Company incurred the following non-cash transactions:

	(a) Amortization of capital assets used in exploration $515,104 (2004 - $512,952)

	(b) Stock-based compensation included in mineral interests $63,317 (2004 - $73,197)

	(c) Shares issued for acquisition of mineral interests in 2005 – $Nil (2004 - $20,000)

10.	SUBSEQUENT EVENTS

(a)  In May and June 2005, the Company received a total of $1,600,000 upon the exercise of 4,000,000 share purchase warrants at a price of $0.40 per share.  The warrants relate to a private placement of 4,300,000 units undertaken by the Company in June 2003. The remaining 300,000 warrants expired unexercised.

(b)  The International Centre for Settlement of Investment Disputes in Washington, D.C., has scheduled the first meeting of the Arbitral Tribunal relating to the Company’s arbitration against the Bolivarian Republic of Venezuela regarding the Las Cristinas gold and copper property.  The Secretary of the Tribunal has informed the Company this meeting will be held on July 29, 2005 in London, England.

(c)  On July 14, 2005, the Company announced it had reached an agreement to acquire the 40% minority interest in Vanarde Mining Inc. (VMI”) for 1,500,000 common shares.  VMI is the holder of the mining rights to the Maple Creek concessions located in Guyana.

(d)    On July 22, 2005, the Company filed a Request to advance the process of International Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. This action is to seek remedies from the Government of the Republic of Costa Rica (“Costa Rica”) for the effective denial of the benefits of the Company’s rights to develop the gold deposit located at Las Crucitas de Cutris (“Las Crucitas”) in San Carlos, Costa Rica. The rights to develop the property are held by the Company’s wholly owned Costa Rican subsidiary Industrias Infinito S.A. (“Industrias Infinito”).

The Costa Rican Environmental Protection Agency (“SETENA”) is currently reviewing reponses to questions arising from the SETENA review of the Environmental Impact Statement and from the public involvement process. These responses were submitted in late April of 2005 as an ANNEX, and the Company is expecting a decision from SETENA regarding acceptance of the Environmental Impact Study in the near future.

The filing of the Request was required in order to comply with the terms of the Bilateral Investment Treaty (“Treaty”) between Canada and Costa Rica, with respect to the timing of the process events in order to protect the Company’s position under the Treaty. The Company will continue its efforts to continue the approval process for the Crucitas project through interaction with SETENA and other Government agencies in Costa Rica. The anticipated advancement of the Crucitas project may result in the Company suspending the Arbitration process and continuing with the development of the project.

In the event the Crucitas project can not be advanced, the Company is seeking remedies under the Treaty and requesting the Arbitration Tribunal restore the Company’s rights to develop Las Crucitas and pay monetart damages of $US 5 million and legal and administrative costs plus interest for lost profits. In lieu of restitution, the Company is seeking damages of US$ 276 million plus compound interest, which includes out of pocket expenditures of US$ 36 million and lost profits of not less than $US 240 million.

11.	SEGMENTED INFORMATION

	Identifiable assets by geographical location are as follows

		2005 - $ -	2004 - $ -

	Canada	1,116,362	4,700,703
	Brazil	8,944	8,944
	Costa Rica	4,785,724	4,458,220
	Guyana	2,359,667	1,754,909
	Venezuela	111,540	170,591

		8,382,237	11,093,367

12.	POTENTIAL FUTURE INCOME TAX ASSETS

	The significant components of the Company’s Canadian tax-effected future income tax assets and liabilities are made up as follows:

			2005	2004
			- $ -	- $ -
	Future income tax assets:
	Non-capital losses carried forward		8,056,256	6,557,947
	Property, plant and equipment		(300,437)	(811,954)
	Mineral property interests		2,323,247	2,323,247
			10,079,066	8,069,240
	Estimated tax rate		37%	37%

	Subtotal		3,729,254	2,985,619
	Capital losses carried forward (estimated tax rate of 25%)		2,105,582	2,281,016

	Future income tax assets before valuation		5,834,836	5,266,635
	Valuation allowance		(5,834,836)	(5,266,635)

	Net future income tax assets (liabilities)		-	-

Potential future income tax balances are recorded at known or estimates of substantially enacted tax rates applicable in jurisdictions to which tax bases, adjustments and balances apply.

At March 31, 2005 the Company has non-capital losses remaining to be carried forward of approximately $8,065,000 (2004 - $6,558,000) which may be available to offset future income for income tax purposes.  These losses expire under Canadian tax law over seven to ten years.  The Company’s foreign exploration and development expenses approximating $2,323,000 (2004 - $2,323,000) which can be carried forward indefinitely, may be available to offset future foreign resource profit.  In addition, the Company has capital losses of approximately $8,422,000 (2004 - $9,124,000) which can be carried forward indefinitely and may be available to offset future capital gains.  Due to the uncertainty of realization of these carry-forwards, a full valuation allowance has been provided in the financial statements against future tax assets.

13.	COMMITMENTS

(a)  Effective March 1, 2004, the Company moved its head office to Calgary, Alberta and entered into a lease agreement for office premises in its new location for a period of three years at a cost of $49,457 per annum.

(b)  The Company entered into a lease agreement expiring March 31, 2005 for its premises in Guyana requiring lease payments of $19,200 U.S. per year.  The lease was renewed, effective April 1, 2005, for another one year term at a cost of $19,200 U.S. per year.

	(c) The Company has a commitment of approximately $50,000 to complete the exploration drilling program at Marudi, Guyana which was scheduled to be completed by mid April 2005

14.	CONTINGENCIES

Matters detailed in Note 5(d)(ii) relating to the Company’s holdings in Mineras de Las Cristinas S.A. (Minca) in Venezuela and in Note 10(d) relating to the Company’s Las Crucitas project in Costa Rica, create uncertainty as to the ultimate assets and liabilities that may be realized.

Management is not able to assess at this time the outcome of the legal proceedings and international arbitration in process or further quantify what, if any, additional financial impact may result from final resolution of the disputes.

15.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Vannessa Ventures Ltd.

Schedule “C”

Management Discussions & Analysis

March 31, 2005

Introduction

Vannessa Ventures Ltd. (the “Company”) is an exploration company engaged in the search for economic deposits of precious metals and stones primarily in Central and South America. The Company also evaluates properties available for acquisition.

The Company’s shares are listed on the TSX Venture Exchange and on the Berlin Stock Exchange and as at July 25, 2005 the Company has 85,471,353 shares outstanding.

The following Management Discussion and Analysis (“MD&A”) contains assumptions, estimates and other forward looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others gold price volatility and economic and political events. Readers are cautioned not to put undue reliance on these forward-looking statements.

The MD&A provides an analysis of the Company’s business and compares its fiscal year 2005 financial results with those of the previous 2004 fiscal year results. The MD&A should be read in conjunction with the consolidated financial statements and related notes. The Company prepares and files its consolidated financial statements and MD&A in Canadian (CDN) dollars. The consolidated financial statements and MD&A are filed with Canadian regulatory authorities and are available on www.sedar.com.

The MD&A is comprised of five sections. The Summary (1) provides a review of the Company’s financial results and the more important accounting policies (estimates, capitalization, deferred costs) used in preparing such statements. The Expense section (2) reports on the Company’s expenses for the year. The Financial Condition and Liquidity (3) section describes the Company’s cash position and investing activities. In Risks and Uncertainties (4), the risks associated with the exploration and mining business are identified, and the Company’s plan of how to manage and mitigate exposures are explained and finally, the Operations Review and Outlook (5) section outlines the Company’s exploration and development plans for the coming year.

1. Summary

The Company has adopted the TSX Corporate Governance Guidelines and has established certain duties for the Board of Directors as well as auditing, quality, ethics and independence standards and rules as required for the Company’s US registration with the S.E.C. under the Sarbanes-Oxley Act 2002.

During the fiscal year ended March 31, 2005, the Company continued its advancement of mineral projects in Costa Rica and Guyana and its arbitration proceedings with respect to the defense of its ownership rights to the Las Cristinas project in Venezuela.

Selected Financial Data

The following table contains selected financial information from the audited annual consolidated financial statements of the Company in accordance with Canadian GAAP for the years 2003 through 2005.

The table below also contains selected financial information of the Company derived from the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP for each of the last eight quarters ending with the quarter ended March 31, 2005.

SELECTED ANNUAL INFORMATION
For the Years Ended March 31, 2005, 2004, 2003

							For the Years Ended March 31,
						2005	2004	2003
Operations:
General and administrative						1,714,860	1,412,355	1,821,770
Option benefits						624,736	454,671	700,004
Other expense (income)						3,003,077	3,714,016	6,813,530
Net loss						5,342,673	5,581,042	9,335,304
Basic and diluted loss per share						0.07	0.09	0.18

Balance Sheet
Total assets						8,382,237	11,093,367	7,977,296
Total liabilities						888,816	992,926	1,127,181
Working capital (deficiency)						406,434	3,698,844	(450,109)
Resource property expenditures						3,729,078	3,115,319	4,265,833
Share capital
Authorized						250,000,000	250,000,000	100,000,000
Weighted average shares outstanding						76,875,180	60,431,353	51,249,109
Warrants						29,655,000	23,705,000	6,780,000
Options						4,750,000	3,500,000	2,025,000

	Quarters Ended
	31-Mar	31-Dec	30-Sep	d-mmm	31-Mar	31-Dec	30-Sep	d-mmm
	2005	2004			2004	2003

Operations:
General and administrative	438,686	491,594	403,082	381,498	281,553	314,028	600,860	215,914
Option benefits	-	-	624,736	-	387,104	-	67,567	-
Other expense (income)	435,902	817,328	927,228	822,619	1,838,632	348,550	759,078	767,756
Net loss	874,588	1,308,922	1,955,046	1,204,117	2,527,289	662,578	1,427,505	983,670
Basic and diluted loss per share	(0.01)	(0.02)	(0.03)	(0.02)	(0.04)	(0.01)	(0.03)	(0.02)

Balance Sheet
Total assets	8,382,237	8,913,780	8,556,336	9,874,580	11,093,367	11,805,949	7,859,949	8,259,779
Total liabilities	888,816	1,008,011	879,405	930,656	992,926	822,082	1,334,913	905,838
Working capital (deficiency)	406,434	1,042,187	1,100,385	2,499,322	3,698,844	3,381,020	(1,002,413)	47,824
Resource property expenditures	649,169	1,193,885	1,007,923	878,101	671,435	884,263	783,778	775,843
Share capital
Authorized	250,000,000	250,000,000	250,000,000	250,000,000	250,000,000	100,000,000	100,000,000	100,000,000
Outstanding	81,471,353	80,026,853	75,221,353	75,221,353	75,051,353	72,351,353	59,101,353	58,801,353
Warrants	29,655,000	28,210,500	23,405,000	23,405,000	23,705,000	24,580,000	11,080,000	152,455
Options	4,750,000	4,750,000	4,750,000	3,120,000	3,500,000	3,725,000	3,725,000	2,025,000

Contractual Obligations

The Company has the following contractual obligations in place as of March 31, 2005:

	2006	2007
Calgary Office Lease	$49,457	$46,600
Guyana Office Lease	$23,232	-
Marudi Drilling Contract	$50,000	-

The accounting for all expenses for these activities is detailed in the attached consolidated financial statements using the following policies:

Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most important in preparing the Company’s consolidated financial statements and the uncertainties that could impact its financial condition and cash flows.

a) Use of Estimates

The attached consolidated financial statements are prepared in conformity with Canadian GAAP, which requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting period. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on estimates and assumptions.

b) Property, Plant, Equipment and Exploration

In accordance with its accounting policies in these areas, the Company capitalizes Property, Plants and Equipment purchased as well as exploration expenses on properties with specific exploration programs. For a more detailed description of accounting for mineral interests see Financial Statements (Note 2d).

Financial Results

The Company has no revenue other than limited recoveries from exploration and bulk sampling. Total exploration expenditures for the fiscal year ended March 31, 2005 were $4,243,650 (2004 - $3,284,324) as follows:

$2,067,740 spent in Guyana (2004 - $1,609,766)

$910,481 spent in Venezuela (2004 - $961,218)

$1,261,800 spent in Costa Rica (2004 - $702,849)

$3,629 spent in Brazil (2004 - $10,491)

2. Expenses

Exploration Expenditures

During fiscal 2005 in Costa Rica, the Company had expenditures of $1,261,800 which included $269,932 for acquisition costs, $256,002 for wages, $194,467 for contractors, $103,274 for field office administration, $196,081 for public meetings, community relations and media communications, and $242,044 on other miscellaneous field expenses.  The increased activity for the public meetings, public awareness, and media communications is part of the continuing initiative to complete the process of receiving approval of the Company’s environmental impact assessment from the environmental protection ministry or SETENA.

In Guyana, $820,662 was spent at Marudi Mountain for camp maintenance, security, transportation, and for executing the planned exploration drilling program. The Company incurred expenses of $1,247,078 at its Potaro/Maple Creek concessions for reclamation and exploration, wages and camp expenses.

In Venezuela, the Las Cristinas Project incurred $581,760 in expenses of which $259,225 was spent on legal fees, $39,053 was spent on community relations, $72,160 was spent on administrative salaries and the balance of $211,322 was spent on general administration including rent. The decision to commence the program of International Arbitration with respect to Las Cristinas in early July required that the Company discontinue all legal actions in Venezuela related to the project.

The Company’s Venezuelan Kilometer 88 concessions, bordering the Las Cristinas property, were disposed of on November 11 and 25, 2004 (See consolidated financial statements, Note 3).  These dispositions were initiated because the ongoing arbitration action with respect to Las Cristinas against the Government of Venezuela reduced the probability that these concessions could be advanced and receive the necessary government approvals to continue exploration and development through to eventual production.

Administrative Expenses

Administrative expenses incurred in Canada for the fiscal year ended March 31, 2005 increased by $302,505 from $1,412,355 in fiscal year 2004 to $1,714,860 in 2005.  Significant increases included professional fees which increased by $201,748 to $414,243 in fiscal 2005 from $212,495, office wages and services which increased by $245,020 from $225,522 in fiscal 2004 to $470,542 in 2005.  The increase in professional fees was due to increases in legal and arbitration costs associated with the preparation for commencing the international arbitration process at Las Cristinas. Office wages and services showed an increase from the prior fiscal year due to management changes made in late 2003 following which management fees were converted to salary expenses and also due to an increase in professional staff including a controller and geologist.  In the first quarter of fiscal 2005, the Company was still in transition after relocating the corporate office to Calgary from Vancouver. Travel and accommodation costs for the fiscal year ended March 31, 2005 totaled $80,310 due to activity associated with preparations for the Marudi drilling project, increased activity in Costa Rica associated with advancing the approval process with SETENA for the approval of the environmental impact assessment for Cerro Crucitas. Stock based compensation increased from $454,671 in fiscal 2004 to $624,736 in 2005, reflecting an increase of $170,065.

Related Party Transactions

Related party transactions during of fiscal year 2005 totaled $149,280 versus $331,713 in fiscal year 2004. The amounts include a consulting fee of $5,000 per month paid to one director and a consulting agreement with another director at $6,200 US per month which will remain in effect from year to year until such time as it is terminated by either party. As described in the consolidated financial statements, Note 3, the Company returned certain properties in the Km 88 region of Venezuela to Boralis Holding A.V.V. which a Director of Vannessa Ventures Ltd. has an interest in.

Impairment of Mineral Interests

Annually, the Company performs evaluations of its mineral interests to assess the recoverability of its exploration interests and investments. This evaluation is reviewed quarterly. Impairment  for the assets consist of comparing the estimated asset value with its carrying value and where the carrying values are less, an impairment charge is recorded to reduce the carrying value to its estimated recoverable value.

The impairment in Venezuela has been taken because of political uncertainties in general and the continuing dispute with CVG over the Las Cristinas issue.  On July 9, 2004 Vannessa commenced a process of International Arbitration. (See also Item 5, “Operations Review”).  As a result, impairment charges at Las Cristinas are equal to the carrying costs and together with the other Venezuelan property the Company has recorded impairment charges to reduce the carrying values of these properties to a nominal amount.  In Guyana the impairments at Maple Creek were taken due to the continuing exploration and bulk sampling activities failing to identify sizable economic deposits. In Costa Rica, even though the Ministry of Environment reinstated the application process for the required environmental approval and the process is advancing through the process with SETENA, an impairment was recorded equal to current expenditures.

3. Financial Condition and Liquidity

The Company did not have any revenues during the year other than very limited recoveries from bulk sampling and interest income from term deposits. The Company’s cash position increased from $232,479 as of March 31, 2004 to $1,062,716 as of March 31, 2005 due to timing of converting term deposits into cash and a private placement in December 2004 of $1,585,360 and in January 2005 of $462,240.  The Company had working capital of $406,434 as at March 31, 2005 versus working capital of $3,698,844 at the end of fiscal year March 31, 2004.

Net Loss and Cash Flow

The Company’s reported net loss for fiscal year 2005, in accordance with Canadian generally accepted accounting principles, is $5,342,673 or $0.07 per share. This compares with a loss of $5,581,042 or $(0.09) per share for fiscal year ended March 31, 2004. The decrease in the net loss for the year is due mainly to a reduction of mineral interest impairment charges of $1,336,226, an increase in stock-based compensation of $170,065, a loss on disposal of mineral interests of $220,901, and an increase in administrative expenses of $302,505 over fiscal year 2004.

4. Risks and Uncertainties

In conducting its business, the Company faces a number of risks.

a) Political and Country Risk

The Company operates or has concessions in Costa Rica, Venezuela, Guyana and Brazil and is subject to a number of political, economic and other risks. The Company is not able to determine the impact of political, economic or other risks on its future financial position, however the Company is relying on the Foreign Investment Protection Agreements (FIPA) to mitigate certain adverse financial effects stemming from breaches of the bi-lateral trade agreements in Venezuela and potentially in Costa Rica.

b) Exploration and Mining Risks

The business of exploring for metals, precious metals and precious stones involves many risks and hazards including environmental hazards, changes in regulatory environments and weather conditions. Such occurrences could result in financial losses, reduction of values of mineral properties, environmental damage and possible legal liability. As a result, the Company may incur costs that could have a material adverse effect upon its financial performance and liquidity.

c) Environmental Risks

The Company’s activities are subject to extensive federal, provincial, and local laws and regulations governing environmental protection and employee health and safety. The Company is required to obtain governmental permits on occasions, bonding under federal or state permits. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with such laws, and permits, or that the costs of complying with such current and future laws will not materially adversely affect the Company ’s financial condition.

Exploration activities are potentially subject to political, economic and other risks, including: cancellation or renegotiation of contracts; changes in foreign laws or regulations; expropriation or nationalization of property; foreign exchange controls; environmental controls and permitting; risks of loss due to civil strife, and other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates, however the risks are currently regarded as greater in Venezuela and Costa Rica. Consequently, the Company’s exploration activities may be substantially affected by factors beyond the Company’s control, any of which could materially adversely affect the Company’s financial position.

d) Occurrence of events for which the Company is not insured

The Company maintains insurance to protect itself against certain risks related to its activities such as coverage for comprehensive general liability insurance. This coverage is maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, the Company may not have insurance for certain risks such as environmental pollution or other hazards against which mining companies cannot insure.

e) The Company may not have satisfactory title to its properties

The validity and ownership of mineral concessions can be uncertain and may be contested. Although the Company has attempted to acquire satisfactory title to its properties, risk exists that some titles may be defective (see item 5, Operational Review).

f) Uncertainty of exploration and development programs

The Company’s financial position is significantly affected by the costs and results of its exploration programs. The Company actively seeks mineral reserves, primarily through exploration and through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any metal or precious metal/stones exploration program are the location of economic ore bodies, and mineralization could be different from those predicted by drilling and sampling.  In addition necessary governmental permits can be, and sometimes are, withheld. Assuming the discovery of an economic deposit, years may elapse from the initial phases of drilling until commercial operations are commenced. During such time, the economic feasibility of production may change. Accordingly, the Company’s exploration programs may not result in any new economically viable mining operations or yield new mineral reserves.

g) Licenses and permits

The exploration activities of the Company require licenses and permits from various governmental authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. The licenses and permits may be subject to change in various circumstances.

There can be no guarantee the Company will be able to obtain or maintain all necessary licenses and permits required to explore its properties and, if commercial viability is established, commence construction or operation of mining facilities.

5. Operations Review for Fiscal Year ended March 31, 2005 and Outlook for 2005/2006

Las Cristinas, Venezuela

Over the past two years a number of legal actions undertaken by MINCA in defense of its rights to the Las Cristinas project have been either filed in Venezuelan Court or have been followed up in court proceedings. Although some rulings were obtained in July of 2004 no significant progress was made during fiscal year 2004 and the Company filed for international arbitration on July 8, 2004.  The Request for arbitration claimed that the Government of Venezuela expropriated the property without compensation and Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada in Venezuela.  On October 28, 2004 the Secretary-General of the International Centre for the Settlement of Investment Disputes (ICSID) registered the Company’s Request for Arbitration against the Bolivarian Republic of Venezuela.  As part of the Arbitration process the Company suspended all ongoing legal actions with respect to the matter under Arbitration in Venezuela. (see Subsequent Events (a)).

Maple Creek, Guyana

At the Maple Creek property in Guyana bulk sampling work and regional exploration work is continuing although the results to date have not identified sufficient volumes of material that would be economic to mine on a large scale basis involving the processing of the majority of channel sediments. Exploration and bulk sampling during the quarter were focused on a previously unexplored part of the channel but again with sub-economic results.   Continuing exploration will focus on new target areas and areas potentially suitable for smaller scale concentrated excavation near existing drainages.  In addition, reclamation activities on previously disturbed areas are being completed.

Marudi Mountain, Guyana

The Company completed initial preparatory work in road repairs and bridge building in preparation for the previously announced drilling program during the prior fiscal year. In mid September an agreement was signed with a drilling contractor to carry out the drilling program at Marudi.  The project had been planned for earlier in the year but delays in completing the road and bridge repairs on the access into the site and the onset of the rainy season resulted in the program being deferred.  Following the end of the rainy season, in September 2004, drilling commenced in the third quarter of fiscal 2005.  A Canadian consulting Geologist has been retained to supervise the drill program and about 40 percent of the drilling was completed by mid December when the drilling crews and other workers left the camp for the Christmas break.  The drilling program recommenced in January 2005 and was substantially completed by the end of March 2005. The goal of the approximately 2,600 meter program is to better define the existing resource area and to identify potential extensions and additions to areas of gold mineralization and the results are currently being evaluated.  On September 1, 2004 the Company received an Environmental Permit for the project from the Guyanese Environmental Protection Agency.

Paint Mountain

Adjoining the Marudi concession is an area of significant potential to contain economic mineral deposits called Paint Mountain.  In September of this year the Company received a Prospecting License from the Guyana Geology and Mines Commission over this area of approximately 32.9 square kilometers.  This License gives the Company exclusive rights to occupy and explore the designated area.

Crucitas, Costa Rica

On October 27, 2003, the Company announced that it had been advised by the Costa Rican Minister of Environment that the SETENA resolution calling the Company's Environmental Impact Study "insufficient in scope" was legally flawed and that he had annulled SETENA's ruling. His ruling, based on existing Costa Rican law, allows the Company (which has already received its exploitation license) to resume its application process for the development of the Crucitas gold project. This latest development was encouraging and Vannessa withdrew its request to annul the controversial SETENA resolution from the legal proceedings currently in process in the Supreme Court.

The process with SETENA to have the Environmental Impact Study approved has advanced and is ongoing.   During the first quarter the Company continued to work with SETENA to advance the process of Approval of the EIS.  Several experts in biology, zoology, hydro-geological studies and other disciplines visited the site to provide input to SETENA prior to the public meeting at the end of July.  Also in June a group from SETENA visited the site and the surrounding communities together with Vannessa staff to see the property and area first hand.  An archeological study, focusing on a small part of the concession was completed.  The intensive series of public meetings, informational meetings, and technical meetings with SETENA and other groups culminated with a Public Meeting held in a community near the project site called Coopevega.  The Public Meeting was held on Saturday July 31, 2004 and was an official meeting chaired by staff from SETENA.  The meeting was well attended with over 1,200 people at the event from local communities, from surrounding towns and from many other locations.  The meeting lasted the entire day and all interested parties were allowed to state their opinions for, or against, the project and to ask questions of the Company regarding the technical aspects of the project.  Although there was opposition to the project from various groups the project also had strong support from many individuals and organizations from the local communities who felt the Company could develop the project in a safe and environmentally acceptable manner as laid out in the environmental impact assessment.  The local people also expressed an interest in the employment, economic development, and other opportunities that would flow from the project in this underdeveloped and under-serviced area of the country.  This meeting is a key step in advancing the process with SETENA to receive approval of the Company’s environmental impact assessment.

In December 2004 the Company learned that the Supreme Court of Costa Rica, in responding to an injunction filed against the Minister of the Environment or SETENA and the President of the Republic, ruled that the resolution that awarded the Exploitation Permit on Cerro Crucitas to the Company be annulled because it violated Article 50 of the Constitution of Costa Rica.  The ruling also indicated that the Environmental approval process should not be impacted by the decision and ordered the State to pay costs, damages and compensation to the concession holder, which is the Company’s subsidiary in Costa Rica.  The ruling does not go into effect until the parties are formally notified at which time details for the decision is expected.  In the absence of other explanations for the ruling, the Company’s counsel speculates that the ruling may be a misunderstanding of the conditions that apply to the Mining Title.  The Exploitation Permit was issued in full compliance with all applicable laws and regulations in place at the time which in 2001 required that the Exploitation Permit be issued before the developer could apply for the required Environmental Permits.  In 2002 the laws changed and the developer now requires environmental approval prior to receiving an Exploitation Permit.  Since changes in the law are not retroactive, the Company believes the status of our Exploitation Permit should not be impacted.

On January 19, 2005, the Company received a request from SETENA to file responses to questions identified during the review of the Company’s Environmental Impact Statement and during the public involvement process. The Company’s response is in the form of an Annex to the Environmental Impact Statement.

The Company plans to work with the authorities in Costa Rica to resolve this issue and continue with efforts to receive approval for the Environmental Impact Statement which is in the final stages of review by SETENA.

Subsequent Events

Subsequent to March 31, 2005 and as of July 25, 2005, the Company reports the following developments:

(a) Arbitration

On July 8, 2004 Vannessa commenced a process of International Arbitration by filing a document to initiate the process, or Request, with the International Centre for Settlement for Investment Disputes (ICSID) in Washington D.C.  This was made necessary at this time due to the lack of progress of the Company’s cases through the Venezuelan court system and the fact that the ICSID process requires that the process be initiated within three years of an investor being aware that an act of expropriation had occurred.  Vannessa initiated this action well before the three year period available to initiate such an action had expired.  The Company has been contacted by ICSID regarding our Request submitted, on July 9, 2004, asking that supplemental information be provided which has subsequently been forwarded.

On October 28, 2004, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) in Washington, D.C. registered the Company’s Request For Arbitration against the Bolivarian Republic of Venezuela with respect to the Las Cristinas gold and copper property.

The acceptance of our Request by ICSID initiates the formal arbitration process against Venezuela for the alleged expropriation of Vannessa’s contractual rights to develop the Las Cristinas gold deposit located in Bolivar State, Venezuela.  The rights to develop the property are held by MINCA, a 95 percent owned subsidiary of Vannessa de Venezuela.

On June 7, 2005, ICSID announced the Arbitration Panel had been selected and the first meeting of the Tribunal is scheduled for late July 2005.

Vannessa is seeking remedies under the Bilateral Investment Treaty between Canada and Venezuela and asking the Arbitration Tribunal to award restitution of Vannessa’s contractual rights to develop the project and the return of all property confiscated by the CVG and the Government of Venezuela and monetary damages or, in lieu, monetary damages in compensation for out of pocket expenses, plus interest, and for lost profits.  The claim for sunk costs and lost profits, before interest, is $US 1,045 million.

Substantial uncertainty exists as to the ultimate resolution of the Company’s rights and title issues and the level of compensation, if any, which may be received through the ICSID process.

(b) Crucitas, Costa Rica

Following the public meeting on July 31, 2004, which was organized and funded by the Company according to the SETENA regulations, the Company compiled a written record of all of the proceedings extracted from the video and audio tape that was made of all of the official proceedings.  In January 2005, the Company received a Resolution from SETENA directing the Company to prepare an Annex in order to provide clarification on specific questions identified by SETENA during the EIS review process.

The Company has completed its detailed response to the issues required by SETENA in the Resolution of January 19, 2005. In the last week of April 2005, the Company filed an Annex with SETENA which contains the Company’s responses. The Company expects a decision from SETENA in the near future regarding acceptance of the Environmental Impact Study.

In April 2005, the Company also secured the rights to additional land that would be required for the tailings dam and tailings retention area in the current mining plan. The Company now holds or controls the land required for the mine and related infrastructure.

On July 22, 2005, the Company filed a Request to advance the process of International Arbitration with the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, D.C. This action is to seek remedies from the Government of the Republic of Costa Rica (“Costa Rica”) for the effective denial of the benefits of the Company’s rights to develop the gold deposit located at Las Crucitas de Cutris (“Las Crucitas”) in San Carlos, Costa Rica. The rights to develop the property are held by the Company’s wholly owned Costa Rican subsidiary Industrias Infinito S.A. (“Industrias Infinito”)

Industrias Infinito has invested approximately $45 million in this project.

(c) Marudi Drilling Program

The Marudi drilling program was completed in mid April 2005 and analysis of data and geological interpretation is ongoing.

(d) Maple Creek

Activities at Maple Creek in the last quarter of fiscal 2005 commencing January 1, 2005 have been focused on exploration on higher potential areas outside of the main paleo-channel and also on reclamation of previously disturbed areas.  Exploration activities carried out by contract miners outside of the Maple Creek area but in the larger Potaro lease area have found encouraging amounts of diamonds and this data will be evaluated in the broader exploration plan for the entire Potaro area.

Active mining in the Maple Creek area has been suspended while revegetation and general care and maintenance continue.

(e) Exercise of Warrants

On May 20, 2005, 2,900,00 warrants of the Company were exercised by Exploram Enterprises Ltd., the majority shareholder in the Company, at the price of $0.40 per warrant for proceeds of $1,160,000. Each warrant entitles the holder to one common share of the Company.

On June 3, 2005, 1,100,000 warrants of the Company were exercised at the price of $0.40 per warrant for proceeds of $440,000. Each warrant entitles the holder to one   common share of the Company.

On June 4, 2005, 300,000 warrants of the Company expired.

(f) Other

On July 14, 2005, the Company announced it had reached an agreement to acquire the 40% minority interest in Vanarde Mining Inc. (“VMI”) for 1,500,000 common shares. VMI is the holder of the mining rights for the Maple Creek concessions located in Guyana.

VANNESSA

VENTURES LTD.

MINING/EXPLORATION FOR DIAMONDS AND GOLD

___________________________________________________________________________________

Date: July 26, 2005

I,  John R. Morgan, President, Vannessa Ventures Ltd., Certify that:

1.

I have reviewed the filings (as defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Filings) of Vannessa Ventures Ltd. for the fiscal year ending March 31, 2005.;

2.

Based on my knowledge, the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the year covered by the  filings; and

3.

Based on my knowledge, the fiscal financial statements together with other financial information included in the filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the year presented in the filings.

Signature:/S/ John R. Morgan

John R. Morgan

President and Chief Executive Officer

VANNESSA

VENTURES LTD.

MINING/EXPLORATION FOR DIAMONDS AND GOLD

___________________________________________________________________________________

Date: July 26, 2005

I,  Cameron B. Boyer, Controller, Vannessa Ventures Ltd., Certify that:

1.

I have reviewed the filings (as defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Filings) of Vannessa Ventures Ltd. for the fiscal year ending March 31, 2005.;

2.

Based on my knowledge, the filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the year covered by the  filings; and

3.

Based on my knowledge, the fiscal financial statements together with other financial information included in the filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the year presented in the filings.

Signature:/S/ Cameron B. Boyer

Cameron B. Boyer

Controller